Mail Stop 4561

March 13, 2009

VIA U.S. MAIL AND FAX (404) 364-0088

James A. MacLennan
Chief Financial Officer
Lodgian, Inc.
3445 Peachtree Road, N.E.
Suite 700
Atlanta, GA 30326

> **Re:** **Lodgian, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 12, 2008**
> **Definitive Proxy Statement**
> **Filed March 12, 2008**
> **File No. 001-14537**

Dear Mr. MacLennan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief